Exelon Corporation 10 South Dearborn Street P.O. Box 805379 Chicago, Illinois 60680-5379	Baltimore Gas and Electric Company 2 Center Plaza, 110 West Fayette Street, Baltimore, Maryland 21201

April 4, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Constellation Energy Group, Inc. and

Baltimore Gas and Electric Company

Post-Amendment No. 1 relating to

Registration Statement on Form S-3

(File Nos. 333-179844 and 333-179844-01)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Exelon Corporation (“Exelon”), as successor by merger to Constellation Energy Group, Inc. (“Constellation”), and Baltimore Gas and Electric Company (“BGE” and, together with Constellation, the “Registrants”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of a Post-Effective Amendment No. 1 filed on March 13, 2012 (the “Filing”) that appears in the Registrants’ filings on EDGAR under File No. 333-179844 and File No. 333-179844-01, as applicable, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.

Exelon and BGE are withdrawing the Filing because of an error in the EDGAR submission form that will be corrected when re-filed. No securities were sold in connection with the Filing. The withdrawn Filing will be re-filed promptly with the Commission with no changes to the filing itself other than the date thereof and the corrected form.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned for Exelon Corporation at (312) 394-7398 and for Baltimore Gas and Electric Company at (410) 234-5000.

Sincerely,

/s/ Bruce G. Wilson
Bruce G. Wilson
Exelon Corporation
Sr. Vice President and Deputy Gen. Counsel

Sincerely,

/s/ Sean Klein
Sean Klein
Baltimore Gas and Electric Company
Assistant Secretary